September 26, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Nicholas Nalbantian
 Erin Jaskot
 Patrick Kuhn
 Joel Parker

Re:	Gamer Pakistan Inc.
Registration Statement on Form S-1
Filed July 12, 2023
File No. 333-273220

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Gamer Pakistan Inc. (the “Company”) hereby requests withdrawal, effective immediately, of its Withdrawal Request dated September 25, 2023 filed on Form RW with respect to the above-referenced Registration Statement. The Withdrawal Request was incorrectly filed on EDGAR by the Company as a Withdrawal Request for the Registration Statement (Form RW) rather than as Correspondence with respect to the withdrawal of the Company’s prior acceleration request. To be clear, the Company is not requesting to withdraw the above registration statement, merely the Form RW that was incorrectly tagged.

Questions and comments regarding this request should be directed to our outside counsel, Edward T. Swanson, Esq. at 1-310-283-1035.

Very truly yours,

/s/ James Knopf
James Knopf, Chief Executive Officer